Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: CenterPoint Energy, Inc. (CNP)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CenterPoint Energy, Inc. (CNP)
Vote Yes: Item #5 – Shareholder Proposal

Set Scope 3 Emissions Net Zero Targets

Annual Meeting: April 21, 2023

CONTACT: Daniel Stewart | dstewart@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that the Board disclose all Scope 3 emissions and set Paris-aligned, 1.5°C, Scope 3 targets across its full range of value chain emissions, including short, medium, and long-term targets.

Supporting Statement: Proponents suggest, at management’s discretion, the report:

•	In setting targets, take into consideration approaches used by advisory groups such as the Science Based Targets Initiative;
•	Provide a timeline for setting a 1.5°C aligned Net Zero by 2050 GHG reduction target, and 1.5 degree-aligned interim goals;
•	Provide an enterprise-wide climate transition plan to achieve net zero emissions.

SUMMARY

Energy utilities that generate power and distribute natural gas have a critical role to play in achieving the Paris Agreement’s 1.5°C, net zero greenhouse gas (GHG) emissions goal. Natural gas currently accounts for 40% of the United States’ power generation1 and natural gas distributed for use in buildings accounts for approximately 10% of national GHG emissions.2 To reduce these emissions, the utilities’ full range of value chain GHG emissions -- including methane leaks from the production and transport of natural gas and coal -- must be included in climate transition plans.3,4

_____________________________

1 https://www.eia.gov/energyexplained/electricity/electricity-in-the-us.php

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

3 https://iopscience.iop.org/article/10.1088/1748-9326/abef33

4 https://www.epa.gov/cmop/about-coal-mine-methane#:~:text=Methane%20(CH4)%20emissions%20from,and%20Sinks%3A%201990%2D2019.

2023 Proxy Memo CenterPoint Energy, Inc. | Set Scope 3 Emissions Net Zero Targets

Many utilities’ net zero targets address only Scope 1 emissions from electricity generation and other direct operations, while failing to address the significant Scope 3 emissions associated with their value chains, including emissions from the production and transport of coal and natural gas; customers’ combustion of natural gas; and generation emissions from power purchased from the grid. Utilities must address this full range of value chain emissions when setting Paris-aligned targets.

CenterPoint currently discloses emissions only from its customer use of natural gas, which it estimates accounts for approximately 80% of its total GHG emissions. It fails, however, to account for the upstream emissions associated with the natural gas it sells to customers or the fossil fuels used in its electric generation business. Further, it has not included these emissions in its net zero target. This failure to fully measure and disclose, and to set a net zero-aligned target covering all material emissions core to its business, exposes CenterPoint to significant transition climate risk.

To fully align its net zero GHG emissions target with the Paris Agreement’s 1.5°C goal, it is critical that CenterPoint inform investors about its material value chain climate impact, account for and address these Scope 3 emissions in its net zero GHG reduction targets, and ensure its strategy and investment decisions support the most cost efficient and robust emissions reductions possible. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	CenterPoint has provided insufficient disclosure and policies to manage climate risk from its material Scope 3 GHG emissions and is therefore exposed to disruptive risk.

2.	CenterPoint is failing to meet investor expectations regarding climate risk mitigation.

3.	CenterPoint lags peers in accounting for material Scope 3 emissions in target setting.

DISCUSSION

1.	CenterPoint has provided insufficient disclosure and policies to manage climate risk from its material Scope 3 GHG emissions and is therefore exposed to disruptive risk.

CenterPoint, in its Opposition Statement argues that the Company ‘already discloses Scope 1, 2 and 3 emissions and has set appropriate emission reduction goals.’

Emissions Disclosures - CenterPoint has disclosed its Scope 1 and 2 operational emissions and the Scope 3 emissions from downstream customer use of sold products (natural gas). It has not, however, disclosed its full range of Scope 3 value chain emissions, particularly from likely material sources such as the production and transportation of coal and natural gas used in its gas distribution and power generation. Studies estimate that upstream emissions from natural gas can add 16 to 65% to its combustion carbon dioxide emissions, highlighting the material deficit in CenterPoint’s omission of Scope 3 emissions data.5 Peers such as Southern and Dominion already estimate and disclose these emissions.6,7

________________________

5 https://iopscience.iop.org/article/10.1088/1748-9326/abef33.

6 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/CDPClimateChangeDisclosure.pdf, p.83

7 https://cdn-dominionenergy-prd-001.azureedge.net/-/media/pdfs/global/company/esg/climate_cdp_2020.pdf, p.42

2

2023 Proxy Memo CenterPoint Energy, Inc. | Set Scope 3 Emissions Net Zero Targets

Additionally, greater value chain collaboration is leading to sector-wide development of Scope 3 accounting methodologies. For example, initiatives such as the UN Oil and Gas Methane Partnership and Veritas are working with utilities and suppliers to advance best practice in direct measurement of the full natural gas value chain.8 9 It is not prudent for CenterPoint to avoid making headway on calculating and disclosing this material source of Scope 3 emissions for investors.

Scope 3 Net Zero Targets - Currently, CenterPoint’s 2035 net zero target includes only Scope 1 and 2 emissions. With regard to its Scope 3 emissions, CenterPoint has set a 20-30% by 2035 reduction target for emissions from customer use of products sold. This falls short of adequately addressing the disruptive risk it faces as pressure to decarbonize the building sector rapidly accelerates.10 According to IEA’s Net Zero Scenario, direct building sectors emissions need to fall 45% by 2035 and 98% by 2050.11 If further does not include emissions from the production and distribution of its over 400 billion cubic feet of natural gas sales to over 3.4 million customers. These sales put CenterPoint in the top 10 utilities for sales volume of natural gas in the U.S.12 13 Even with partial disclosure, CenterPoint’s currently reported Scope 3 emissions accounted for a massive 79.7% of CenterPoint’s total 2021 emissions.14 CenterPoint has failed to set short- and long-term net zero science-aligned Scope 3 targets for these emissions – leaving a core part of its business model exposed to climate risk. Lack of such targets leaves CenterPoint out of calibration with the pace of likely disruption facing the industry and running the risk of misinforming strategy, innovation, and capital expenditure on technologies that cannot scale at the pace of level needed to achieve net zero emissions.

The power generation sector has already experienced disruption from the innovation and the improved economics of zero emission technologies such as solar, wind, and battery storage. The building sector is facing a similar disruptive paradigm shift. Zero emission technologies to provide heat for residential, commercial, and industrial uses -- such as building electrification through the use of induction stoves, air source heat pumps, and advanced geothermal -- are increasingly seen as the most robust and cost-effective means to decarbonize buildings. In the U.S. residential and commercial building sectors emissions from natural gas accounted for approximately 10% of total emissions.15 According to the IEA, to reach building decarbonization goals, technologies like heat pump will be a ‘central technology.’16 17 There is a global surge in popularity ongoing – with global sales bumping 13% from last year and growth rates up 35% in more developed economies like the EU.18 There is also much supportive regulation and policy being rolled out in support of these zero emission technologies. Across the U.S., 100 cities and counties have adopted policies that require or encourage the move from off fossil fuels to all-electric homes and buildings. As of December 2022, nearly 31 million people across 9 states and Washington DC live in a jurisdiction where such policies have been introduced.19 CenterPoint is already seeing this disruption spread to some of its own business’ service areas. A recent report exploring an electrification roadmap done for the City of Minneapolis cite CenterPoint directly as needing involvement to achieve goals and that such a strategy would be far more cost-effective than alternatives.20

_____________________________

8 https://www.gti.energy/veritas-a-gti-methane-emissions-measurement-and-verification-initiative/

9 https://www.ogmpartnership.com/

10 https://sustainability.centerpointenergy.com/net-zero/.

11 https://iea.blob.core.windows.net/assets/830fe099-5530-48f2-a7c1-11f35d510983/WorldEnergyOutlook2022.pdf, p.151

12 https://www.centerpointenergy.com/en-us/corporate/about-us/company-overview/fast-facts

13 https://www.aga.org/wp-content/uploads/2023/01/1002TOTVOL.pdf

14 https://sustainability.centerpointenergy.com/net-zero/.

15 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

16 https://www.carbonbrief.org/heat-pumps-are-the-central-technology-for-low-carbon-heating-concludes-iea/

17 https://www.iea.org/reports/heat-pumps

18 https://www.carbonbrief.org/heat-pumps-are-the-central-technology-for-low-carbon-heating-concludes-iea/

19 https://rmi.org/taking-action-to-get-fossil-fuels-out-of-buildings/

20 https://www.mncee.org/sites/default/files/2023-02/Minneapolis%201-4%20Unit%20Residential%20Weatherization%20and%20Electrification%20Roadmap_Final%20%281%29.pdf, p.3

3

2023 Proxy Memo CenterPoint Energy, Inc. | Set Scope 3 Emissions Net Zero Targets

In CenterPoint’s Opposition Statement it argues that it ‘recognizes the importance of reducing GHG emissions.’ It cites the formation of a Board Governance, Environmental and Sustainability Committee and the inclusion of carbon emissions reduction performance goal in senior executives’ long term incentive awards. While investors support actions such as these to improve governance, they cannot solve CenterPoint’s exposure to climate risk if approximately 80% of CenterPoint’s emissions are not covered by a 1.5°C aligned Net Zero by 2050 goal. These steps to improve governance pertaining to climate risk should be calibrated to adequate ambition and full coverage of CenterPoint’s risk exposure. Investors are concerned that if CenterPoint does not incorporate its material Scope 3 emissions into net zero goals and consider the total value chain climate impacts of the fossil fuels it procures and sells then critical strategic and investment decisions will not fully reflect its total climate risk. This will lead to business decisions that could lock in large sources of emissions for decades, limiting our company’s progress in reducing emissions while also ensuring uninformed oversight of company-level transition risk.

2.	CenterPoint is failing to meet investor expectations regarding climate risk mitigation.

To mitigate this risk, investors seek clear and consistent disclosures and robust science-aligned target setting. The Climate Action 100+ initiative (CA100+), a network of 700 global investors representing $68 trillion in assets, launched the Net Zero Company Benchmark in 2020 setting forth investor expectations for 1.5°C aligned reduction targets inclusive of Scope 1, 2, and 3 emissions. The CA100+ supports reducing company emissions at the rate necessary to achieve Paris goals and avoid risk associated with the transition to net zero.21

The Science Based Targets initiative (SBTi) is widely considered the global gold standard of science-aligned target setting. Over 4,000 businesses and financial institutions are currently committed to or working to be validated through the organization and over 1,700 have committed to net zero emissions specifically.22 SBTi’s Net Zero Standard states that if Scope 3 emissions make up 40% or more of value chain emissions, or if a company sells fossil fuels, both of which is the case regarding CenterPoint, they should be included in company emission reduction targets.23

CenterPoint’s current Scope 3 target does not align with the expectations of either the CA100+ Benchmark or SBTi’s Net Zero Standard. To align with both the investor and scientific communities’ expectations regarding climate progress, CenterPoint needs to account for and include the full range of its Scope 3 emissions into a net zero by 2050 or earlier goal.

_____________________________

21 https://www.climateaction100.org/progress/net-zero-company-benchmark/

22 https://sciencebasedtargets.org/companies-taking-action

23 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf, p.40

4

2023 Proxy Memo CenterPoint Energy, Inc. | Set Scope 3 Emissions Net Zero Targets

Pertaining to CenterPoint’s comments on the SEC rules, it is critical for management to understand that shareholders are now and will continue to seek comprehensive and accurate Scope 3 emissions disclosures and targets whether the SEC compels it now or in the future. Investors seek full transparency of emission sources to properly identify and reduce climate risk. Further, considering that CenterPoint’s partial Scope 3 emissions already account for nearly 80% of the Company’s total footprint, there is risk from setting low Scope 3 reduction goals that do not match the pace of reductions likely to occur due to local, state, and global mandates.24

While there are challenges in measuring Scope 3 emissions from fossil fuel value chains, this does not exempt CenterPoint from committing to science-aligned mitigation of emissions that adequately address its exposure to climate risk. The company already discloses large exposure to disruptive climate risk through the Scope 3 emissions from the sale of natural gas. It is not prudent for management to avoid planning a net zero transition for its core business. Each year that CenterPoint delays setting comprehensive Scope 3 targets presents an accelerated timeline for reaching net zero and exposes it to further disruptive risk and reduced resilience. By not applying an adequate lens to capture the speed at which science, technology, and policy are advancing in the face of a rapidly progressing climate threat, the company is not likely to have adopted sufficiently responsive strategic and investment actions that take advantage of opportunities and avoid growing risk. By setting a comprehensive Scope 3 net zero target, CenterPoint will provide shareholders with assurance that the company is committed to take responsibility for its role in decarbonizing the U.S. energy sector and managing its large exposure to material climate risk.

3.	CenterPoint lags peers in accounting for material Scope 3 emissions in net zero target setting.

In CenterPoint’s opposition statement, the company states that expanding its Scope 3 emission reduction goal necessitates expansive data gathering, a review of updated modeling, and the development of identifiable pathways to goal achievement. This is precisely the work and transparency that shareholders are asking for. Until the company completes the collection and analyses of its upstream emissions data, CenterPoint faces unmitigated climate risks.

The refinement of Scope 3 disclosure and target setting methodologies can occur simultaneously with CenterPoint’s efforts to reduce such emissions. As seen in commitments by CenterPoint’s peers, other utilities are proceeding with Scope 3 measurement and target setting despite the ongoing refinement of methodologies. Sempra Energy has set a net zero emissions by 2050 target that covers its Scope 1, 2, and its full range of Scope 3 GHG emissions; this includes Southern California Gas, the largest natural gas utility in the U.S. with 21.8 million customers.25 Xcel Energy announced a goal of becoming a net zero company by 2050 after expanding its target to include customer use of product emissions for its natural gas business.26 PSEG has recently joined SBTi and will therefore be required to incorporate Scope 3 emissions into its net zero goals to be validated.27

_____________________________

24 https://sustainability.centerpointenergy.com/net-zero/.

25 https://www.sempra.com/sites/default/files/content/files/node-report/2020/SempraEnergy_2020_Corporate-Sustainability-Report.pdf p.22

26 https://co.my.xcelenergy.com/s/about/newsroom/press-release/xcel-energy-commits-to-net-zero-carbon-goal-by-2050-MCZE7IKJSPUBEI5K3MZ5D3AZ74UQ

27 https://nj.pseg.com/NewsRoom/NewsRelease254

5

2023 Proxy Memo CenterPoint Energy, Inc. | Set Scope 3 Emissions Net Zero Targets

CenterPoint’s failure to disclose all Scope 3 emissions sources puts CenterPoint behind its peers’ in setting Paris-aligned climate goals. Following productive investor engagement last year, Duke Energy and Dominion Energy have announced that their net zero by 2050 targets will expand to include all material Scope 3 emissions sources – setting a new best practice for the industry.28,29 These companies’ net zero targets have expanded to include GHG emissions from purchased power, the GHG emissions associated with fossil fuels production and transportation, and downstream emissions from customers’ consumption of natural gas.30,31 The energy utility industry is advancing to better account for its climate impacts and incorporate them into clean transition strategies. CenterPoint must follow peers in taking account of and setting targets for all material Scope 3 emissions. Failure to do so put CenterPoint behind its peers in reduction climate-related risk.

CONCLUSION

Vote “YES” on this Shareholder Proposal to integrate all substantial Scope 3 emissions into the Company’s net zero by 2050 reduction target to align with the global 1.5oC goal.

--

For questions, please contact Daniel Stewart, As You Sow, dstewart@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

_____________________________

28 https://www.asyousow.org/resolutions/2021/11/22-duke-climate-disclosures-or-other-measures-to-reduce-ghg-emissions

29 https://www.asyousow.org/resolutions/2021/11/22-dominion-climate-disclosures-or-other-measures-to-reduce-ghg-emissions-w5sjh

30 https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

31 https://news.dominionenergy.com/2022-02-11-Dominion-Energy-Broadens-Net-Zero-Commitments

6